Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5916	E-mail Address matthew.micklavzina@stblaw.com

September 25, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin, Senior Counsel

Re:    HarbourVest Private Investments Fund

  Registration Statement on Form N-2

  File No. 333-280403

Ladies and Gentlemen:

On behalf of HarbourVest Private Investments Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the first pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments received by email on July 18, 2024 relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

PROSPECTUS

1.	Staff Comment: Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it does not currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

Cover Page

2.	Staff Comment: Please tell us the status of the Fund’s intention to submit an application to the SEC for an exemptive order to permit the Fund to offer multiple classes of Shares.

Response: The Fund intends to file an application for a multi-class exemptive order after the Commission grants the Adviser’s application for registration as an investment adviser under the Advisers Act following the Adviser’s filing of its initial Form ADV.

3.

Staff Comment: In the fifth paragraph, disclosure states, “Simultaneous with the commencement of the Fund’s operations, a private investment vehicle managed by HarbourVest (the ‘Predecessor Fund’) with a portfolio of private investments (the ‘Seed Assets’) is expected to reorganize into the Fund (the ‘Reorganization’).”

●

Please supplementally explain how the Reorganization is consistent with the requirements of section 17 and/or rule 17a-8 of the 1940 Act and whether exemptive relief is required (e.g., are the Fund and Predecessor Fund affiliates?).

Response: The Predecessor Fund will generally invest in buyout and growth equity, and to a lesser extent, venture capital, special situations, infrastructure and other private investments globally, whether structured as equity or credit. The Predecessor Fund intends to gain access to these private investments primarily through direct co-investments and continuation solutions (“Direct Investments”), complemented to a lesser extent by primary partnership investments (“Primary Partnership Investments”) and secondary transactions (“Secondary Investments”). As a result, the Predecessor Fund maintains an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund, as described in the Registration Statement.

Prior to the time the Fund receives the proceeds from its initial public offering, the Adviser expects that the Predecessor Fund, if any, will reorganize with the Fund such that the assets of the Predecessor Fund become the assets of the Fund in a transaction conducted in reliance on the Guidestone Financial, et al., SEC Staff No-Action Letter (pub. avail. Dec. 27, 2006) (the “Guidestone Letter”). Immediately following this reorganization, the Fund would commence investment operations. The Fund confirms that any such reorganization will be effected in accordance with the enumerated representations in the Guidestone Letter, including the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company). In addition, as contemplated by the conditions of the Guidestone Letter:

1.	the Fund will be a shell portfolio as of the time of the reorganization;

2.

the assets of the Predecessor Fund will consist of securities or commitments to acquire securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

3.

the assets of the Predecessor Fund (the “Predecessor Fund Assets”) will transfer to the Fund in exchange for Shares of the Fund having a net asset value equal to the net asset value of the Predecessor Fund Assets;

4.

the Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the amount of Shares to be issued in the reorganization;

5.

the transfer of the Predecessor Fund Assets to the Fund in exchange for Shares of the Fund will be effected simultaneously with its commencement of its investment operations and prior to (or simultaneously with) the issuance of Shares of the Fund in connection with its initial public offering;

6.	the Fund will comply with the recordkeeping requirements described in the Guidestone Letter;

7.

the Adviser will, consistent with its fiduciary duties, disclose to the trustees of the Fund who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), the existence of, and all of the material facts relating to, any conflicts of interests between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the Independent Trustees to evaluate and approve the reorganization; and

8.	The Adviser will bear the costs associated with the reorganization.

In response to the Staff’s comment, the Fund has revised the above-referenced disclosure to clarify that the reorganization of the Predecessor Fund into the Fund is contingent on approval by the Board and the Predecessor Fund’s general partner and limited partners.

●	The occasional use of “HarbourVest” is confusing. The prospectus defines HarbourVest Registered Advisers L.P. as the “Adviser.” Please address.

Response: The Fund has clarified the relationship between HarbourVest in the Adviser in the Prospectus by disclosing earlier in the Prospectus that the Adviser is a subsidiary of HarbourVest. Further, the Fund has revised the disclosure to consistently refer to the investment firm generally as “HarbourVest” and replace references to the “Firm” throughout for clarity. The Fund believes that the disclosure as revised accurately distinguishes between HarbourVest as an investment firm generally and the Adviser, as a newly formed subsidiary of HarbourVest.

4.

Staff Comment: On the second page, disclosure in bold font describes certain risks of investing in the Fund. Please add a cross-reference to the prospectus discussion regarding the risks associated with the Fund, generally, and with a leveraged capital structure, specifically. See Item 1.1.j. of Form N-2.

Response: The requested change has been made.

5.

Staff Comment: On the second page, please revise the fifth bullet point to state, “An investor will pay a sales load of up to [ ]% and offering expenses of up to [ ]% on the amounts it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.”

Response: The Fund has revised the disclosure as follows. The Fund notes that only Class A Shares are expected to bear a sales load. The Fund notes that the Fund’s offering expenses are included as “Other Expenses” in the Fund’s fee table and believes that separately disclosing offering expenses in the cover page bullet below is not required by Form N-2 and is potentially confusing to investors, particularly as the Fund is continuously offered.

An investor will pay a sales load of up to [ ]% for Class A Shares on the amounts it invests. If an investor in Class A Shares pays the maximum aggregate [ ]% for sales load, the investor must experience a total return on its net investment of [ ]% for Class A Shares in order to recover these expenses.

Pages 1-2 – Principal Investment Strategies

6.	Staff Comment: Disclosure refers to “continuation solutions” and “buyout and growth equity.” Please define both terms using plain English.

Response: The Fund has revised the disclosure as follows:

In pursuing its investment objective, the Fund intends to primarily invest directly or indirectly in a broad portfolio of private investments across geographies, sectors, and stages. The Fund intends to gain access to private investments primarily through exposure to direct co-investments and continuation solutions (“Direct Investments”), complemented to a lesser extent by primary partnership investments (“Primary Partnership Investments”) and secondary transactions (“Secondary Investments”). The Fund will generally invest in buyout (i.e., acquisitions of interests in, or “buy out” of existing investors in a company, often using a combination of equity and debt (leverage) to fund the purchase) and growth equity (i.e., investments in companies seeking additional capital for growth or expansion), and to a lesser extent, venture capital, special situations, infrastructure and real assets (i.e., investments across renewable energy, telecom, data, transportation, logistics, utilities, social, power, midstream, and related infrastructure sectors) and other private investments globally, whether structured as equity or credit. The actual exposure of the Fund to any strategy or investment will be determined based upon market conditions and available investment opportunities and may vary over time. When used in this Prospectus, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments.

Direct Investments

The Fund’s Direct Investments include investments in the equity or debt of operating companies, including those held directly or indirectly through special purpose vehicles, co-investment partnerships or other deal structuring vehicles controlled by the relevant unaffiliated sponsor, including direct co-investments as well as single-asset or highly focused continuation solutions (any such direct or indirect investment deemed to be a direct investment by the Adviser, a “Direct Investment”). The Adviser seeks to invest in established or growing companies that offer a ~~differentiated~~competitive product or service with management teams that have achieved prior success or demonstrate promise. The Adviser seeks to invest alongside managers who have demonstrated success in their investment strategies.

Direct Investments are primarily anticipated to include direct co-investments where a third party lead sponsor is the party primarily responsible for managing the portfolio company and has sought co-investment from third parties for one or more of the following reasons, including (i) bridging a funding gap for acquiring the company, (ii) leading a new round of financing for the company, or (iii) developing deeper relationships with investors by providing direct investment access.

~~The Fund intends to offer investors an opportunity to participate in continuation solutions in private equity-backed assets.~~ Direct Investments also include private equity continuation solutions transactions ~~comprising a single company or multi-asset portfolio~~ where there is continuing ownership and governance from existing sponsor(s) in ~~select asset(s)~~a newly formed fund that will have exposure to primarily one or two assets. These continuation solutions are transactions that provide existing investors in private funds with the option, but not the obligation, to take liquidity from the sale of one or more portfolio companies through a newly formed investment fund (i.e., a continuation fund) that continues to be managed by the existing general partner of the private fund, or to maintain their exposure to the portfolio company(ies) by rolling their capital into the newly formed continuation fund. Examples include, but are not limited to, single-asset (i.e., investment vehicles intended to hold a single private investment) or highly focused (i.e., investment vehicles where one or two private investments represent at least 85% of projected proceeds, excluding proceeds from future fundings of uncalled capital commitments) continuation vehicles, ~~multi-asset GP-led transactions,~~ minority equity recapitalizations (i.e., transactions where a sponsor sells a minority equity stake in a private investment to an investor), and preferred equity recapitalizations (i.e., transactions where a sponsor sells preferred equity in a private investment to an investor).

~~With HarbourVest’s over 40 years of experience, the~~ The Fund ~~intends to continue capitalizing on the growing market opportunity by seeking~~believes that HarbourVest, as a leading global private markets manager, is well positioned to utilize its extensive network of long-standing relationships in the private markets community, and to leverage the sourcing, underwriting, structuring, and execution capabilities of HarbourVest’s established global private investments platform, to provide access to Direct Investments alongside established fund managers. The Fund believes HarbourVest offers a differentiated solution in the market to private equity sponsor relationships, utilizing the collective strengths of HarbourVest’s Direct Investment and Secondary Investment platforms to provide a flexible array of transaction structuring solutions to best meet the situation-specific objectives for a sponsor and/or portfolio company. The Fund believes that HarbourVest’s experience, global platform, and proven processes should enable the portfolio to generate compelling returns for investors.

Page 2 – Direct Investments

7.

Staff Comment: In the first paragraph, disclosure refers to the Fund’s use of “special purpose vehicles, co-investment partnerships or other deal structuring vehicles, including continuation solutions (any such direct or indirect investment deemed to be a direct investment by the Adviser, a ‘Direct Investment’).”

●

Please add disclosure to the principal investment strategies section of the summary and the main prospectus regarding the use of such vehicles, including how they are structured (e.g. are they wholly-owned and controlled or minority interests in unaffiliated vehicles), and whether they will involve affiliates of the Fund or Adviser.

Response: The Fund respectfully directs the Staff to the revised disclosure provided in response to Staff Comment #6.

●	Please supplementally explain how the Adviser deems an indirect investment to be a direct investment.

Response: The Fund respectfully notes that the defined term “Direct Investment” is intended as a plain English term to refer to investments with exposure to primarily one or two portfolio companies (i.e., highly focused portfolios), even if the exposure is held through a Portfolio Fund investment. With respect to highly focused portfolios, the Fund respectfully directs the Staff to the revised disclosure provided in response to Staff Comment #9.

8.	Staff Comment: In the first paragraph, disclosure refers to a “differentiated product or service .. . . .” Please define the term using plain English.

Response: The Fund has revised the disclosure as follows:

The Adviser seeks to invest in established or growing companies that offer a ~~differentiated~~competitive product or service with management teams that have achieved prior success or demonstrate promise.

9.

Staff Comment: In the second paragraph, disclosure refers to “single-asset continuation vehicles, multi-asset GP-led transactions, minority equity recapitalizations, and preferred equity recapitalizations.” Please define these terms using plain English.

Response: The Fund has revised the disclosure as follows:

Examples include, but are not limited to, single-asset (i.e., investment vehicles intended to hold a single private investment) or highly focused (i.e., investment vehicles where one or two private investments represent at least 85% of projected proceeds, excluding proceeds from future fundings of uncalled capital commitments) continuation vehicles, ~~multi-asset GP-led transactions,~~ minority equity recapitalizations (i.e., transactions where a sponsor sells a minority equity stake in a private investment to an investor), and preferred equity recapitalizations (i.e., transactions where a sponsor sells preferred equity in a private investment to an investor).

Page 3 – Secondary Investments

10.

Staff Comment: Disclosure states that the Fund may purchase secondary investments from “existing LPs” and may include “GP-led secondaries, structured liquidity solutions (including investments structured as preferred equity), team spin-outs/buy-ins, public market transactions and other investments . . . .” Please define these terms using plain English, and clarify what the “other investments” are.

Response: The Fund has revised the disclosure as follows. The Fund respectfully notes that other investments is intended to provide flexibility to invest in novel or bespoke transaction structures that provide liquidity to privately held assets and that the disclosure as revised accurately discloses the Fund’s principal investment strategies.

Secondary Investments

The Fund intends to purchase secondary interests in private investments through various structures, including, but not limited to, existing Portfolio Funds, newly created partnerships~~, portfolios, and~~ to acquire, restructure, recapitalize, spin-out or otherwise reorganize private investments, or other deal structuring vehicles. These secondary interests may be purchased from existing ~~LPs; in addition,~~limited partners in the Portfolio Funds or through the Adviser ~~seeks~~seeking to identify ~~undervalued~~ privately held assets and developing innovative liquidity solutions ~~for secondary transactions~~, including, but not limited to, GP-led secondaries (i.e., transactions initiated by a private fund’s general partner involving the sale of private investments from an existing limited partnership to a new limited partnership managed by the same general partner, including continuation solutions that are not single-asset or highly focused), structured liquidity solutions (~~including~~i.e., transactions intended to provide liquidity for private investments, including structur~~ed~~ing ~~as~~ preferred equity participation across a portfolio of private investments or existing Portfolio Funds), team spin-outs/buy-ins (i.e., the purchase of a portfolio of private investments alongside the investments’ existing or new management team, respectively), public market transactions and other investments that provide liquidity to privately held investments deemed to be secondary investments by the Adviser and affiliates, predecessors and successors of the Adviser (any such investments, “Secondary Investments”). The Adviser expects the Secondary Investments market to continue to evolve with new and innovative transactions and structures, and the Secondary Investments team intends to leverage HarbourVest’s leadership in the Secondary Investments market to take advantage of such opportunities.

Page 3 – Implementation of Strategy

11.	Staff Comment: In the second paragraph, disclosure states that the Fund “may invest in Private Credit Investments indirectly through investment vehicles, including but not limited to other investment companies such as mutual funds, ETFs and business development companies.” Please supplementally explain whether such investments will count towards the Fund’s 80% policy, and if so, describe how they are sufficiently tied to Private Credit Investments.

Response: Investments in mutual funds, ETFs and business development companies that have a principal investment strategy to invest in one or more types of Private Credit Investments would count toward the Fund’s 80% policy.

Page 4 – Implementation of Strategy

12.

Staff Comment: Please confirm that unfunded commitments will not count towards the Fund’s 80% policy. Also, please explain why it is appropriate to count “listed private equity companies, funds or other vehicles” towards the Fund’s 80% policy.

Response: The Fund confirms it will not count unfunded commitments toward its 80% test and will comply with the Staff’s position that under Rule 35d-1, unfunded commitments should not be included in the 80% policy of a fund with “Private Investments” in its name.

The Fund believes that it is appropriate to count listed private equity companies, funds or other vehicles toward the Fund’s 80% policy because these issuers share particular characteristics with the Direct Investments, Secondary Investments and Primary Investments on which the Fund intends to focus. Most importantly, these issuers sponsor, invest in or provide exposure to private investments, and their financial performance is related to the performance of underlying private investments. Accordingly, the Fund believes it is appropriate to include these issuers because they share significant attributes.

Page 9 – There are risks associated with investments in infrastructure and real assets.

13.

Staff Comment: If risks associated with investments in infrastructure and real assets are principal risks, please add corresponding disclosure about such investments to the principal investment strategies section in the summary and the main prospectus.

Response: The Fund respectfully directs the Staff to edits shown in response to Staff Comment #6.

Page 32 – Investment Objective and Strategy

14.	Staff Comment: Please briefly describe:

●	The industry or group of industries in which the Fund proposes to concentrate.

Response: The Fund notes that it now intends to adopt a fundamental policy not to concentrate in any industry and thus no disclosure change is required.

●	The Fund’s fundamental other policies that cannot be changed without a shareholder vote. See Item 8.2 of Form N-2.

Response: The Fund has added disclosure to cross-reference the “Additional Investment Policies” section of the Statement of Additional Information.

Page 34 – Implementation of Strategy

15.	Staff Comment: Disclosure refers to the Fund’s possible use of subsidiaries. Please disclose:

●	That “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

Response: In response to Staff Comment #15, the Fund has added the following disclosure:

If the Fund uses one or more Subsidiaries to make investments they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will directly or indirectly bear these fees, costs, expenses and liabilities. The Fund and its Subsidiaries have the same investment strategies and will be subject to the same investment restrictions and limitations on a consolidated basis. In addition, the Subsidiaries are consolidated subsidiaries of the Fund and the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiaries. The Adviser serves as investment adviser to the Fund and each Subsidiary. The Subsidiaries comply with the provisions relating to affiliated transactions and custody of the 1940 Act. [ ] serves as the custodian to the Subsidiaries. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

●	That the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

Response: The Fund respectfully directs the Staff to the above disclosure.

●

That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of section 18.

Response: The Fund respectfully directs the Staff to the above disclosure.

●

That any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Adviser may provide investment management services to a Subsidiary under a separate agreement that does not provide for an investment management fee or an incentive fee. No other persons provide investment management services to the Subsidiary. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the agreement generally will comply with Section 15(a). The Adviser does not receive additional compensation for its management of a Subsidiary.

●	That the Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (section 17). Also, please identify the custodian of the Subsidiary, if any.

Response: The Fund respectfully directs the Staff to the above disclosure.

●

Any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response: The Fund’s current disclosure on investment strategies and principal risks applies to the Fund and the Subsidiary.

16.	Staff Comment: Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The financial statements of any Subsidiary will be consolidated with those of the Fund.

17.

Staff Comment: Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

18.

Staff Comment: If the Subsidiary is a foreign corporation, please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

19.

Staff Comment: If the Subsidiary is wholly-owned, please confirm in correspondence that that the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. Please also confirm that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund confirms that any management fee paid by a Subsidiary (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. The Fund respectfully notes that it does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Pages 35-36 – HarbourVest Overview

20.

Staff Comment: The use of the term “HarbourVest” is confusing. It appears in other locations apparently in reference to the Adviser, but the reference here is for a different entity. Please explain who HarbourVest Partners L.P. is and what relevance it has to the Fund. Please also use the term “HarbourVest” accurately and consistently throughout the registration statement.

Response: The Fund has clarified the relationship between HarbourVest in the Adviser in the Prospectus. The Fund respectfully believes that the existing disclosure accurately and consistently distinguishes between HarbourVest as an investment firm generally and the Adviser, as a newly formed subsidiary of HarbourVest.

21.	Staff Comment: Please revise the grammar in footnote 1.

Response: The requested change has been made.

22.

Staff Comment: Please revise footnotes 2 and 5 using plain English. Also, please add a citation for the basis of the statements and explain how an investor can access the cited source (e.g., a website or subscription database).

Response: The Fund has revised the above-referenced footnotes to clarify the terminology used. The Fund respectfully notes that footnotes 2 through 5 are a product of HarbourVest’s internal data collection and that the disclosure as written accurately discloses all information material to investors.

23.	Staff Comment: Please revise footnote 6 using plain English. For footnotes 6 and 7, please explain how an investor can access the cited sources (e.g., a website or subscription database).

Response: The requested changes have been made. The Fund has revised the disclosure to note how an investor may access the cited sources.

Page 37 - Leverage

24.

Staff Comment: Disclosure states that the Fund currently has no intention to issue preferred shares. Please confirm that if the Fund issues preferred shares within one year of the effectiveness of the registration statement, you will add appropriate strategy, risk, and dividend expenses disclosure.

Response: The Fund so confirms it does not intend to issue preferred shares within a year from the effective date of the Registration Statement. While it has no plans to do so, if the Fund were to issue preferred shares within one year of the effectiveness of the registration statement, it will add appropriate strategy, risk, and dividend expenses disclosure.

Page 38 - Risks

25.	Staff Comment: Please consider consolidating the information in the first three paragraphs. Some of the disclosure is repetitive.

Response: The requested change has been made.

Page 39 - Risks

26.

Staff Comment: In the bullet-pointed paragraph, disclosure refers to “work-outs.” In the first sentence of the section titled, “Private investments are subject to general market risks,” disclosure refers to “synergies.” Please explain these terms using plain English.

Response: The Fund has revised the referenced disclosure as follows:

Investments in Special Situation, Recapitalization, and Distressed Debt Transactions Risks. The Fund and the Portfolio Funds can invest in securities of financially troubled companies or companies involved in work-outs (i.e., arrangements negotiated between a debtor and creditor to manage and resolve a debt), liquidations, reorganizations, recapitalizations, bankruptcies, and similar transactions and securities of highly leveraged companies. While these investments could offer the potential for high returns, they also bring with them correspondingly greater risks as discussed below.

Private investments are subject to general market risks.

Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid too much for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected ~~synergies~~outcomes.

Page 40 - Competition for access to private investment opportunities is limited.

27.	Staff Comment: In the third paragraph, disclosure refers to the Adviser’s request for exemptive relief under section 17 of the 1940 Act. Please clarify that such relief may not be granted.

Response: The Fund has revised the disclosure as follows:

The Adviser will not cause the Fund to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms) unless the Fund has received an order granting an exemption from Section 17 of the 1940 Act or unless such investments are not prohibited by Section 17(d) of the 1940 Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance. The Adviser and the Fund have applied for an exemptive order from the SEC that, if granted, would expand the Fund’s ability to invest alongside its affiliates in privately placed investments that involve the negotiation of certain terms of the securities to be purchased (other than price-related terms). If~~Once~~ the Adviser and the Fund receive an exemptive order from the SEC to engage in certain privately negotiated investments, the order would~~will~~ expand the Fund’s ability to invest alongside its affiliates. However, the exemptive order would~~will~~ contain certain conditions that may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect Fund’s ability to achieve the desired investment returns.

Page 42 - The Fund is subject to the risks associated with its Portfolio Funds’ underlying investments.

28.

Staff Comment: In the second paragraph, disclosure refers to the Portfolios Funds’ possible focus on a particular industry. Please note that the Fund and its Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify, as you do in the Statement of Additional Information, that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund has added the above-referenced disclosure from the Statement of Additional Information to the disclosure the Staff has requested in response to Staff Comment #14.

Page 59 – Incentive Fee

29.

Staff Comment: Disclosure refers to the Fund’s investments in zero-coupon or pay-in-kind (“PIK”) securities. Please disclose the risks presented by investments in PIK and, if applicable, original issue discount (“OID”) securities, including:

●	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

●	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

●	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

●	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

●	Use of PIK and OID securities may provide certain benefits to the Fund’s Adviser including increasing management fees and incentive compensation.

Response: The Fund has added the following disclosure to the Prospectus:

The Fund’s investments may include original issue discount and PIK instruments.

To the extent that the Fund invests in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of the Fund’s income, the Fund will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash.

In addition, the Fund has added the following disclosure to the Statement of Additional Information:

The Fund’s investments may include original issue discount and payment-in-kind instruments.

To the extent that the Fund invests in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of the Fund’s income, the Fund will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

●

the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

●

original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

●

an election to defer PIK interest payments by adding them to the principal on such instruments increases the Fund’s future investment income which increases the Fund’s net assets and, as such, increases the Adviser’s future management fees which, thus, increases the Adviser’s future incentive fees at a compounding rate;

●

market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

●	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

●	even if the conditions for income accrual under US GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

●

the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of the Fund’s investment company taxable income that may require cash distributions to Shareholders in order to maintain the Fund’s ability to be subject to tax as a RIC; and

●	original issue discount may create a risk of non-refundable cash payments to the Fund based on non-cash accruals that may never be realized.

Page 67 – Warehousing, etc.

30.

Staff Comment: Please supplementally explain which kinds of warehousing transactions the Fund has engaged in or intends to engage in, including whether affiliates of the Fund or the Adviser are involved pre- or post-1940 Act registration and whether exemptive relief is required.

Response: The Fund has not entered into and does not currently propose to enter into any warehousing transactions meeting the description set forth above. The disclosure referenced by the Staff is referring to a practice where the Fund may purchase more of an investment than it expects to hold to maturity, with an expectation of selling a portion of the investment to an unaffiliated investor prior to maturity. As a result, no affiliate of the Fund or the Adviser would be a purchaser of a warehoused investment and therefore no exemptive relief would be required.

Page 77 – Fund Expenses

31.	Staff Comment: In paragraph xi, disclosure refers to the Fund’s use of side letters. Will the Fund have side letters with different terms? If yes, please explain to us:

●

How having side letters with different terms would comply with section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

●	Whether different terms in any side letters could have a material, negative effect on other Fund investors;

●	Whether the terms of different side letters will be disclosed to all Fund investors, and how they will be disclosed, including the timing of such disclosure;

●	Whether the terms of these side letters include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

●	Whether the terms of these side letters have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

If no, please add the following to the Fund’s registration statement:

●

The Fund and/or its Adviser (on behalf of the Fund and itself) have entered, or may enter, into agreements, known as “side letters,” with Fund shareholders. As a result of such letters, certain Fund shareholders may be provided with certain terms that other Fund shareholders will not receive. None of these side letters have, or will have, the effect of creating different investment terms in the Fund and such letters primarily, or will primarily, address administrative, tax and other operational matters. The Fund represents that neither the Fund and/or the Adviser have entered, or will enter, into side letters with Fund shareholders related to their investment in the Fund that contravene applicable law, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

Response: The Fund has removed the reference to side letters as the Fund does not intend to enter into side letters with the Fund’s shareholders.

Page 83 – Distributor

32.

Staff Comment: Disclosure states that the Distribution Agreement provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. If the agreement provides for indemnification against 1933 Act or 1940 Act liability, briefly describe such provisions. See Item 5.4 of Form N-2.

Response: The Fund notes that the Distribution Agreement has not been finalized, and the Fund will so disclose if the Distribution Agreement provides for indemnification against 1933 Act or 1940 Act liability.

Page 99 – Derivative Actions, Direct Actions and Exclusive Jurisdiction

33.	Staff Comment: Disclosure describes provisions in the Declaration of Trust that relate to derivative actions, direct actions, exclusive jurisdiction, and a jury trial.

●

Staff Comment: Please include the Declaration of Trust (and, if applicable the Bylaws) as an exhibit in the next filing, and confirm that the disclosure in the registration statement aligns with the provisions.

Response: The Fund will file an Amended and Restated Declaration of Trust and its Bylaws following its organizational board meeting, where the Fund expects the Amended and Restated Declaration of Trust and the Bylaws will be adopted by the Board. The Fund confirms that the disclosure in the Registration Statement aligns with the expected provisions of Amended and Restated Declaration of Trust and Bylaws that will be proposed to the Board.

●

Staff Comment: Regarding derivative actions, disclosure refers to threshold conditions, such as a requirement that holders of at least 10% of the outstanding shares of the Fund or relevant class join in the request, reimbursement of certain expenses if a derivative action does not proceed, and a prohibition against bringing certain direct actions. Please revise these provisions in the organizational document to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose in the prospectus that these provisions do not apply to claims arising under the federal securities laws.

Response: The Fund confirms that the Fund’s Amended and Restated Declaration of Trust will provide that any such limitations to direct or derivative actions shall not apply to any claims asserted under the U.S. federal securities laws, including, without limitation, the 1940 Act, to the extent such provision violates the U.S. federal securities laws. The Fund has updated the disclosure as follows:

The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act (the “DSTA”) who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Series or class to which such action relates, shall join in the request for the Trustees to commence such action; (iii) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim (the Trustees may retain counsel or other advisors in considering the merits of the request and Shareholders making such request must reimburse the Fund for the expense of any such advisor if the Trustees determine not to take action); (iv) the Board may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue; and (v) any decision by the Trustees to bring, maintain, or compromise (or not to bring, maintain, or compromise) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in good faith and shall be binding upon the Shareholders. A Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Fund or such series or class joins in the bringing of such court action, proceeding or claim. Further, to the fullest extent permitted by Delaware law, shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the DSTA, in which case a Shareholder bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the class to which the action relates) to join in the bringing of such direct action. Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.

●

Staff Comment: Regarding exclusive forum, disclosure states that actions must be brought in a Delaware state court. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in the prospectus that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund confirms that the Fund’s Amended and Restated Declaration of Trust will provide that any such jurisdictional limitations shall not apply to any claims asserted under the U.S. federal securities laws, including, without limitation, the 1940 Act, to the extent such provision violates the U.S. federal securities laws. The Fund has updated the disclosure as follows:

Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit. Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.

Page 112 – Administration and Accounting Services

34.

Staff Comment: Disclosure states that the Fund has entered in an Administration and Fund Accounting Agreement. Elsewhere in the registration statement, the agreement is called “Administration Agreement.” Please reconcile the discrepancy.

Response: The Fund will update the disclosure to reflect the name of the administration agreement.

STATEMENT OF ADDITIONAL INFORMATION

Page 1 – Fundamental Policies

35.

Staff Comment: The Fund’s concentration policy appears to reserve discretion as to when or whether the Fund would concentrate. It has been the staff’s longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non- concentration would be made. Therefore, please revise the Fund’s policy to remove this discretion or to clearly indicate when and under what conditions those changes would be made. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).

Response: The Fund notes that it now intends to adopt a fundamental policy not to concentrate in any industry and respectfully submits that this comment no longer applies.

Page 3 – Fundamental Policies

36.

Staff Comment: In the last sentence of the first full paragraph, disclosure states that the Fund will consider the investments held by Portfolio Funds, to the extent known, in determining whether the Fund’s investments are concentrated in any particular industry or groups of industries. Please confirm that the Fund will make reasonable efforts to obtain the relevant information.

Response: The Fund confirms that it will make reasonable efforts to obtain the relevant information consistent with market practice for similarly situated registered investment companies. However, the Fund will only receive information from unaffiliated Portfolio Funds on a periodic basis and on a lag. As a result, the Fund will not have real-time information on the holdings of unaffiliated Portfolio Funds. Rather, the Fund will base these determinations on the information it has at the time of the determination.

*  *   *

Please call me (202)-636-5916 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Matthew C. Micklavzina, Esq.

cc:	Brian Szilagyi, Securities and Exchange Commission
Ryan Sutcliffe, Securities and Exchange Commission
Christian Sandoe, Securities and Exchange Commission

Monique Austin, HarbourVest Registered Advisers L.P.
Daniel Chisholm, HarbourVest Registered Advisers L.P.
Rajib Chanda, Esq.
Ryan P. Brizek, Esq.